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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 015648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBECO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Davis 212-908-0459
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew J. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco Securities, L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES G. NOONE
Notary Public, State of New York
No. 02NO6129097
Qualified in Westchester County
Commission Expires June 20, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

February 22, 2010

Ernst + Young LLP

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	763,398
Receivable from the Parent		1,544,537
Receivable from affiliated funds		366,011
Other assets		81,684
Total assets	$	2,755,630
Liabilities and member's equity		
Sales commissions payable	$	14,963
Distribution fees payable		296,681
Total liabilities		311,644
Member's equity		2,443,986
Total liabilities and member's equity	$	2,755,630

See accompanying notes.

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the "Parent"). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purposes of having registered sales representatives provide their services to the Parent.

2. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and are expressed in U.S. dollars.

In July 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification™ ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with GAAP. While the ASC did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The ASC was effective on July 1, 2009 and did not have a material effect on the Company's financial statements.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Parent and for which the Company acts as placement agent.

Management fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and two registered funds: Robeco Sage Multi-Strategy Fund, LLC and Robeco Sage Triton Fund, LLC, for which the Company acts as the distributor. Distribution fees are accrued in accordance with the terms of the underlying agreements between the Company and the sales agents that provide services to the Company.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results may differ from those estimates.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds, funds of funds or mutual funds managed by the Parent.

Of such allocated revenue, $148,925 is included in Receivable from parent in the statement of financial condition.

The Company is charged for administrative services by its Parent based upon agreed upon allocation methodologies, as documented in the service level agreement. Such services consist of legal, compliance, accounting and executive administration. For the year ended December 31, 2009, such allocated expenses amounted to $277,500 and are netted against the receivable from parent in the statement of financial condition. Furthermore, an amount of $23,253 relating to income taxes is netted in Receivable from the Parent in the Statement of Financial condition.

4. Management Fees

The Company serves as the distributor of two registered funds: Robeco Sage Multi-Strategy Fund, LLC and Robeco Sage Triton Fund, LLC. Robeco Sage Multi-Strategy Fund, LLC pays the Company a quarterly management fee at an annualized rate of 0.85% and a quarterly servicing fee at an annualized rate of 0.15% of the average net assets of the fund during the calendar quarter. Robeco Sage Triton Fund, LLC pays the Company a quarterly management fee at an annualized rate of 0.75% of the average net assets of the fund during the calendar quarter. An amount of $366,011 of management fees is included in Receivable from affiliated funds in the Statement of Financial Condition.

5. Distribution Fees

The Company has a distribution agreement with the Funds and may retain broker-dealers and financial advisors to assist in the distribution of units. The Company uses the management fees from the funds to pay the selling agents in connecting with the marketing and sales of units. The Company pays the selling agents distribution fees at an annualized rate that ranges from 0.50% to 0.85% of the assets under management of Robeco Sage Multi-Strategy Fund, LLC and to Robeco Sage Triton Fund, LLC, based on agreed terms.

An amount of $296,681 of distribution fees is included in Distribution fees payable in the Statement of Financial Condition.

6. Concentrations of Credit Risk

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk.

7. Sales Commissions

Included in sales commissions are sales commission payments to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

8. Income Taxes

The Company is a single member limited liability company and as such is disregarded as a separate entity from its Parent for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in the Parent's federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer.

9. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

10. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness or $5,000. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the firm had net capital of $451,754 which was $430,978 in excess of the required net capital of 6 2/3% of the Aggregated Indebtedness, being $20,766.

12. Subsequent events

The Company has adopted the provisions of ASC 855, "Subsequent Events" (ASC 855) (formerly known as FAS 165). ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The Company has evaluated subsequent events through February 22, 2010.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)
As of December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG